November 14, 2011

VIA EDGAR

Mr. John Krug
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Propanc Health Group Corporation
Amendment No. 3 to the Registration Statement on Form S-1
Filed October 27, 2011
File No. 333-175092

Dear Mr. Krug:

We are counsel to Propanc Health Group Corporation (“Propanc,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated November 9, 2011, relating to the above-captioned Registration Statement.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment in italics immediately thereafter.  In addition, we have attached a copy of the Registration Statement on Form S-1, Amendment No. 4, which has been marked with the changes from Form S-1, Amendment No.3 filed on October 27, 2011.

Form S-1

Prospectus Summary

Comment 1.  We note your discussion relative to an escrow agent and the return of investors’ funds in the event the company is unable to sell the specified minimum number of shares. Please expand the discussion to clarify whether the proceeds in the escrow account are subject to deduction for expenses and whether interest will be paid if the funds are returned.

Response:  The Registration Statement has been revised in response to this comment.  Please see pages 1 and 6.

Comment 2.  We note that “purchasers who purchase shares from the selling shareholder who are also officers and directors of the company will receive the selling shareholder prospectus.” Please clarify what, if anything, purchasers who purchase shares from a selling shareholder who is not an officer or director of the company will receive.

Response:  The Registration Statement has been revised in response to this comment.  Please see page 1.

Agreements with Jersey Fortress Capital Partners, LLC, page 17

Comment 3.  Please expand the discussion to state how Jersey Fortress will be compensated pursuant to the May 2011 agreement.

Response:  The Registration Statement has been revised in response to this comment.  Please see page 17.

Comment 4. We note that pursuant to your June 2011 agreement with Jersey Fortress, you will issue to Jersey Fortress 7.2 million shares of your common stock “immediately prior to the listing of the Company’s common stock....” Please reconcile the terms of the June 2011 agreement with the disclosure in notes 4 and 8 to the financial statements which indicate the shares have already been issued. In this regard, we also note the following statement on page 1 of your prospectus dated October 27, 2011:

To date, we have not obtained listing or quotation of our securities on a national stock exchange or association or inter-dealer quotation system. We have not identified any market makers with regard to assisting us to apply for such quotation. We are unable to estimate when we expect to undertake this endeavor or whether we will be successful. In the absence of listing, no public market is available for investors in our common stock to sell the shares offered herein. We cannot guarantee that a meaningful trading market will develop or that we will be able to get the shares listed for trading.

Response:  Both the Company and Jersey Fortress interpreted the phrase “listing of the Company’s common stock” to mean the filing of the Registration Statement with the SEC and not the listing of the Company’s shares on the OTC markets.  As such, in anticipation of the filing of the Registration Statement, the shares issuable to Jersey under this agreement were issued in June 2011.  Please see page 17 of the Registration Statement.

Comment 5.  Please identify the principals of Jersey Fortress and the number of shares registered for resale on their behalf pursuant to the prospectus.

Response:  The Registration Statement has been revised in response to this comment.  Please see page 17.

Related Party Transactions, page 18

Comment 6.  We note your revisions to this discussion including the identification of Mr. Nathanielsz as an officer of the company. We also note that Dr. Mitchell is identified elsewhere in the registration statement as the company’s president, however you have not identified Dr. Mitchell as an officer in the discussion of related party transactions. Please advise or revise.

Response:  The Registration Statement has been revised in response to this comment.  Please see pages 18 and 19.

Business – Overview, page 19

Comment 7.  Please explain how Dr. Trnka’s 1995 “study” pertains to the pattern of treatment you propose to pursue. In this regard, you have not explained how the 21 late stage patients were treated and with what product or the results of the treatment. We also note that according to the current disclosure apparently more than half of the patients did not respond to the treatment and we do not know how the ten remaining patients responded to the treatment. In addition, we note the 1995 study was not a formal, controlled clinical study, was not published, and the discussion does not describe the work, if any, that was subsequently conducted “to evaluate the efficacy of this potential cancer treatment.”

Response:  The Registration Statement has been revised in response to this comment.  Please see page 19.

Comment 8.  We note the statement “while these initial scientific observations continued to support the work initiated by Professor Beard many years ago, the opportunity remained for a more formal evidenced based approach to development of his proenzyme formulation using a Phase I, Phase II and III mode of study, and expanding research efforts to elucidate its mechanisms.” Please state, if true, that none of the more formalized Phase I, Phase II and III studies have been completed.

Response:  The Registration Statement has been revised in response to this comment.  Please see page 19.

PRP-DCM, page 21
POPI, page 21

Comment 9. We note your response to comment 26 and reissue the comment. We cannot locate the revisions referred to in your response.

Response:  The Registration Statement has been revised to exclude any comparison with the drug Nexavar.  Please see page 21.

The PRP Formulation, page 22

Comment 10.  We note your response to comment 30 and reissue the comment. We cannot locate the revisions referred to in your response.

Response:  The Registration Statement has been revised in response to this comment.  Please see page 22.

Key Highlights, page 25

Comment 11.  We note the discussion in your third bullet. Please delete the term “persuasive” or provide support for such statement.

Response:  The Registration Statement has been revised in response to this comment.  Please see page 25.

Note 12 – Subsequent Events, page F-19

Comment 12.  Refer to your response to comment 52. Please tell us where you have disclosed the terms of the termination agreement with Churchill and Associates;

Response:  The disclosure relating to the termination of the agreement with Churchill and Associates can be found on Note 4 found on page F-13.  Please note that such disclosure was not included under Note 12 (Subsequent Events) because such termination occurred during the period covered by such report.  Further, the agreement was terminated unilaterally by the Company and as such, there were no agreed terms relating to such termination.  The Company believes that it has no further obligation to Churchill and Associates under the terminated agreement.

Selling Shareholder Prospectus
Cover Page

Comment 13.  We note the primary offering will expire 90 days from the date of effectiveness and this period may be extended for an additional 90 day period. We also note the statement in the fourth paragraph that “at the time of investment, purchasers of the selling shareholder shares will not know whether and the extent to which the company obtained funding pursuant to the best efforts offering.” Please expand the discussion in the fourth paragraph to disclose that you will promptly file a post-effective amendment to the selling shareholder prospectus to disclose any of the following events:

•	The breaking of escrow upon the sale of the minimum number of shares in the best efforts offering;
•	The extension of the primary offering beyond the initial 90 days period, indicating the number of shares sold to date in the primary offering; or
•	Cessation of the primary offering.

Response:  The Registration Statement has been revised in response to this comment.  Please see page SS-i.

Plan of Distribution, page SS-1

Comment 14.  Please revise the discussion to clarify that until a market develops the shares will be sold at $1.50 per share and then after a market develops the shares may be sold in ordinary broker transactions.

Response:  The Registration Statement has been revised in response to this comment.  Please see page SS-1.

Comment 15.  We note the bulleted list of possible methods by which the selling shareholders’ shares may be sold. Please confirm, as may be applicable, that the shares will not be sold in the manner described unless such offering is eligible to be made on Form S-3 or a post- effective amendment is filed to name the underwriters, amend the plan of distribution, etc.

Response:  The Registration Statement has been revised in response to this comment.  Please see page SS-1.

Exhibits

Comment 16.  Please file the subscription agreements as exhibits.

Response:  A form of the subscription agreement is included as Exhibit 10.17 to the Registration Statement.

We thank you for your consideration and assistance regarding this matter.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Peter J. Gennuso
Peter J. Gennuso, Esq.

Cc: James Nathanielsz, CEO

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